Exhibit 11

BRUSH ENGINEERED MATERIALS INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	Second Quarter Ended		Six Months Ended
	Jul 2	Jun 27	Jul 2	Jun 27
	2004	2003	2004	2003
Basic:
Average shares outstanding	16,704,568	16,563,098	16,661,099	16,562,283

Net income/(loss)	$6,571,000	$36,318	$10,324,000	$(2,979,430)
Per share amount	$0.39	$—	$0.62	$(0.18)

Diluted:
Average shares outstanding	16,704,568	16,563,098	16,661,099	16,562,283
Dilutive stock options based on the treasury stock method using average market price	423,130	76,284	446,196	65,064

Totals	17,127,698	16,639,382	17,107,295	16,627,347

Net income/(loss)	$6,571,000	$36,318	$10,324,000	$(2,979,430)
Per share amount	$0.38	$—	$0.60	$(0.18)